EXHIBIT 99.2
SPHERE 3D CORP.
Condensed Consolidated Financial Statements (Unaudited)
Three Months Ended March 31, 2021 and 2020
(Expressed in U.S. dollars)

Sphere 3D Corp.
Condensed Consolidated Statements of Operations
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended March 31,
	2021	2020

	(Unaudited)
Revenue	$940	$1,010
Cost of revenue	509	547
Gross profit	431	463
Operating expenses:
Sales and marketing	304	304
Research and development	237	339
General and administrative	1,165	984
	1,706	1,627
Loss from operations	(1,275)	(1,164)
Other income (expense):
Interest expense, related party	(496)	—
Interest expense	(13)	(9)
Other (expense) income, net	(588)	70
Net loss	(2,372)	(1,103)
Dividends on preferred shares	193	—
Net loss available to common shareholders	$(2,565)	$(1,103)

Net loss per share:
Net loss per share basic and diluted	$(0.27)	$(0.28)
Shares used in computing net loss per share:
Basic and diluted	9,421,717	3,947,657
See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Condensed Consolidated Statements of Comprehensive Loss
(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2021	2020

	(Unaudited)
Net loss	$(2,372)	$(1,103)
Other comprehensive income (loss):
Foreign currency translation adjustment	4	(71)
Total other comprehensive income (loss)	4	(71)
Comprehensive loss	$(2,368)	$(1,174)
See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Condensed Consolidated Balance Sheets
(in thousands of U.S. dollars, except shares)

	March 31, 2021	December 31, 2020

Assets	(Unaudited)
Current assets:
Cash and cash equivalents	$493	$461
Accounts receivable, net	115	264
Inventories	531	558
Other current assets	525	807
Total current assets	1,664	2,090
Note receivable	3,277	3,207
Investment in affiliate	2,100	2,100
Intangible assets, net	2,458	2,608
Goodwill	1,385	1,385
Other assets	400	443
Total assets	$11,284	$11,833
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,538	$1,976
Accrued liabilities	1,026	958
Accrued payroll and employee compensation	343	293
Deferred revenue	580	657
Debt	1,126	1,121
Debt, related party	800	304
Line of credit	—	406
Other current liabilities	44	90
Total current liabilities	5,457	5,805
Deferred revenue, long-term	214	301
Long-term debt	1,122	672
Other non-current liabilities	47	46
Total liabilities	6,840	6,824
Commitments and contingencies (Note 14)
Shareholders’ equity:
Preferred shares, no par value, unlimited shares authorized, 6,860,478 and 9,355,778 shares issued and outstanding at March 31, 2021 and December 31, 2020, respectively	9,287	11,769
Common shares, no par value; unlimited shares authorized, 11,730,684 and 7,867,186 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	196,884	192,406
Accumulated other comprehensive loss	(1,787)	(1,791)
Accumulated deficit	(199,940)	(197,375)
Total shareholders’ equity	4,444	5,009
Total liabilities and shareholders’ equity	$11,284	$11,833
See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Condensed Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2021	2020
Operating activities:	(Unaudited)
Net loss	$(2,372)	$(1,103)
Adjustments to reconcile net loss to cash used in operating activities:
Preferred shares penalty fee	653	—
Depreciation and amortization	154	247
Amortization of debt issuance costs	485	—
Share-based compensation	—	5
Changes in operating assets and liabilities:
Accounts receivable	149	34
Inventories	27	59
Accounts payable and accrued liabilities	(120)	363
Accrued payroll and employee compensation	49	8
Deferred revenue	(163)	(276)
Other assets and liabilities, net	257	224
Net cash used in operating activities	(881)	(439)
Financing activities:
Proceeds from issuance of common shares	552	—
Proceeds from long-term debt	447	—
Proceeds from exercise of warrants	386	—
Payments for line of credit, net	(401)	—
Payments for preferred share dividends	(71)	—
Proceeds from convertible debt	—	375
Proceeds from convertible debt-related party	—	200
Net cash provided by financing activities	913	575
Net increase in cash and cash equivalents	32	136
Cash and cash equivalents, beginning of period	461	149
Cash and cash equivalents, end of period	$493	$285
See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Condensed Consolidated Statements of Cash Flows (continued)
(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2021	2020
Supplemental disclosures of cash flow information:	(Unaudited)
Cash paid for interest	$6	$32
Supplemental disclosures of non-cash financing activities:
Issuance of common shares for settlement of liabilities	$921	$130
Issuance of common shares for exercise of warrants applied to settlement of liabilities	$92	$—
Issuance of convertible debt-related party for prepaid business advisory services	$—	$150
See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Condensed Consolidated Statements of Shareholders’ Equity
(in thousands of U.S. dollars, except shares)
(unaudited)

	Preferred Shares		Common Shares		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2021	9,355,778	$11,769	7,867,186	$192,406	$(1,791)	$(197,375)	$5,009
Issuance of common shares for conversion of preferred shares	(2,495,300)	(2,482)	2,532,798	2,482	—	—	—
Issuance of common shares	—	—	235,000	597	—	—	597
Issuance of common shares for the settlement of liabilities	—	—	351,880	921	—	—	921
Exercise of warrants	—	—	743,820	478	—	—	478
Other comprehensive income	—	—	—	—	4	—	4
Net loss	—	—	—	—	—	(2,372)	(2,372)
Preferred dividends	—	—	—	—	—	(193)	(193)
Balance at March 31, 2021	6,860,478	$9,287	11,730,684	$196,884	$(1,787)	$(199,940)	$4,444

	Preferred Shares		Common Shares		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2020	8,443,778	$8,444	3,850,105	$186,161	$(1,769)	$(191,596)	$1,240
Issuance of common shares pursuant to the vesting of restricted stock units	—	—	20,420	—	—	—	—
Issuance of common shares for the settlement of liabilities	—	—	146,300	130	—	—	130
Share-based compensation	—	—	—	5	—	—	5
Other comprehensive loss	—	—	—	—	(71)	—	(71)
Net loss	—	—	—	—	—	(1,103)	(1,103)
Balance at March 31, 2020	8,443,778	$8,444	4,016,825	$186,296	$(1,840)	$(192,699)	$201
See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
1.Organization and Business
Sphere 3D Corp. (the “Company”) was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. On March 24, 2015, the Company completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, the Company changed its name to “Sphere 3D Corp.” The Company delivers data management and desktop and application virtualization solutions through hybrid cloud, cloud and on premise implementations by its global reseller network. The Company achieves this through a combination of containerized applications, virtual desktops, virtual storage and physical hyper-converged platforms. The Company’s products allow organizations to deploy a combination of public, private or hybrid cloud strategies while backing them up with the latest storage solutions. The Company has a portfolio of brands including SnapServer®, HVE ConneXions (“HVE”) and UCX ConneXions (“UCX”).
Management has projected that cash on hand and other sources of liquidity may not be sufficient to allow the Company to continue operations beyond August 31, 2021 if we are unable to raise additional funding for operations. We expect our working capital needs to increase in the future as we continue to expand and enhance our operations. Our ability to raise additional funds through equity or debt financings or other sources may depend on the financial success of our current business and successful implementation of our key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond our control. No assurance can be given that we will be successful in raising the required capital at reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on our future financing and operating activities. If we require additional capital and are unsuccessful in raising that capital, we may not be able to continue our business operations and advance our growth initiatives, which could adversely impact our business, financial condition and results of operations.
Significant changes from the Company’s current forecasts, including but not limited to: (i) failure to comply with the terms and financial covenants in its debt facilities; (ii) shortfalls from projected sales levels; (iii) unexpected increases in product costs; (iv) increases in operating costs; (v) changes in the historical timing of collecting accounts receivable; and (vi) inability to maintain compliance with the requirements of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market could have a material adverse impact on the Company’s ability to access the level of funding necessary to continue its operations at current levels. If any of these events occurs or the Company is unable to generate sufficient cash from operations or financing sources, the Company may be forced to liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or seek bankruptcy protection or be subject to an involuntary bankruptcy petition, any of, which would have a material adverse effect on the Company’s business, results of operations, financial position and liquidity.
The Company incurred losses from operations and negative cash flows from operating activities for the three months ended March 31, 2021, and such losses may continue for the foreseeable future. Based upon the Company's current expectations and projections for the next year, the Company believes that it may not have sufficient liquidity necessary to sustain operations beyond August 31, 2021. These factors, among others, raise substantial doubt that the Company will be able to continue as a going concern. The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
Terminated Merger Agreement
On July 14, 2020, the Company entered into a definitive merger agreement (the “Rainmaker Merger Agreement”) pursuant to which it planned to acquire all of the outstanding securities of Rainmaker Worldwide Inc. (“Rainmaker”), a global Water-as-a-Service provider. The Company’s business model would have focused on Water-as-a-Service and Rainmaker management would have assumed leadership of the combined entity. On February 12, 2021, the Rainmaker Merger Agreement was terminated as the Company was unable to obtain all necessary regulatory approvals relating to the proposed transaction prior to the agreed date of January 31, 2021. No break-fee or termination costs were paid by either party.

2.Significant Accounting Policies
Principles of Consolidation
The condensed consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”), applied on a basis consistent for all periods. Accordingly, they do not include all of the information and disclosures required by U.S. GAAP for a complete set of financial statements. These condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on April 9, 2021. In the opinion of management, all adjustments of a normal recurring nature considered necessary for a fair presentation have been included. The results of operations of any interim period are not necessarily indicative of the results of operations to be expected for the full fiscal year. These condensed consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been appropriately eliminated in consolidation.
Use of Estimates
The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of provisions for impairment assessments of goodwill, other indefinite-lived intangible assets; revenue; allowance for doubtful receivables; inventory valuation; warranty provisions; and litigation claims. Actual results could differ from these estimates.
Foreign Currency Translation
The financial statements of foreign subsidiaries, for which the functional currency is the local currency, are translated into U.S. dollars using the exchange rate at the consolidated balance sheet date for assets and liabilities and a weighted-average exchange rate during the year for revenue, expenses, gains and losses. Translation adjustments are recorded as other comprehensive income (loss) within shareholders’ equity. Gains or losses from foreign currency transactions are recognized in the condensed consolidated statements of operations. Such transactions resulted in a loss of $5,000 and a gain of $9,000 in the three months ended March 31, 2021 and 2020, respectively.
Cash Equivalents
Highly liquid investments with insignificant interest rate risk and original maturities of three months or less, when purchased, are classified as cash equivalents. Cash equivalents are composed of money market funds. The carrying amounts approximate fair value due to the short maturities of these instruments.
Accounts Receivable
Accounts receivable is recorded at the invoiced amount and is non-interest bearing. We estimate our allowance for doubtful accounts based on an assessment of the collectability of specific accounts and the overall condition of the accounts receivable portfolio. When evaluating the adequacy of the allowance for doubtful accounts, we analyze specific trade and other receivables, historical bad debts, customer credits, customer concentrations, customer credit-worthiness, current economic trends and changes in customers’ payment terms and/or patterns. We review the allowance for doubtful accounts on a quarterly basis and record adjustments as considered necessary. Customer accounts are written-off against the allowance for doubtful accounts when an account is considered uncollectable.

Inventories
Inventories are stated at the lower of cost and net realizable value using the first-in-first-out method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. We assess the value of inventories periodically based upon numerous factors including, among others, expected product or material demand, current market conditions, technological obsolescence, current cost, and net realizable value. If necessary, we write down our inventory for obsolete or unmarketable inventory by an amount equal to the difference between the cost of the inventory and the net realizable value.
Investment in Affiliate
The Company holds an investment in equity securities of a nonpublic company for business and strategic purposes. The equity securities do not have a readily determinable fair value and are carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company reviews its investment on a regular basis to determine if the investment is impaired. For purposes of this assessment, the Company considers the investee’s cash position, earnings and revenue outlook, liquidity and management ownership, among other factors, in its review. If management’s assessment indicates that an impairment exists, the Company estimates the fair value of the equity investment and recognizes in current earnings an impairment loss that is equal to the difference between the fair value of the equity investment and its carrying amount.
Goodwill and Intangible Assets
Goodwill represents the excess of consideration paid over the value assigned to the net tangible and identifiable intangible assets acquired. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value.
Purchased intangible assets are amortized on a straight-line basis over their economic lives of 15 years for supplier agreement, six to 25 years for channel partner relationships, three to nine years for developed technology, three to eight years for capitalized development costs, and two to 25 years for customer relationships as this method most closely reflects the pattern in which the economic benefits of the assets will be consumed.
Impairment of Goodwill and Intangible Assets
Goodwill and intangible assets are tested for impairment on an annual basis at December 31, or more frequently if there are indicators of impairment. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, restructuring actions, lower projections of profitability, or a sustained decline in our market capitalization. Intangible assets are quantitatively assessed for impairment, if necessary, by comparing their estimated fair values to their carrying values. If the carrying value exceeds the fair value, the difference is recorded as an impairment.
Revenue Recognition
The Company accounts for revenue pursuant to ASU 2014-09, Revenue from Contracts with Customers and all the related amendments (“Topic 606”). Under Topic 606, an entity is required to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, and contract consideration will be recognized on a “sell-in basis” or when control of the purchased goods or services transfer to the distributor.

The Company generates revenue primarily from: (i) solutions for standalone storage and integrated hyper-converged storage; (ii) professional services; and (iii) warranty and customer services. The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To determine revenue recognition for contracts with customers the Company performs the following five steps: (i) identify the promised goods or services in the contract; (ii) identify the performance obligations in the contract, including whether they are distinct in the context of the contract; (iii) determine the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies the performance obligations.
Approximately 70% of the Company’s revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied at a point in time. These contracts are generally comprised of a single performance obligation to transfer products. Accordingly, the Company recognizes revenue when change of control has been transferred to the customer, generally at the time of shipment of products. The Company sells its products both directly to customers and through distributors generally under agreements with payment terms typically less than 45 days. Revenue on direct product sales, excluding sales to distributors, are not entitled to any specific right of return or price protection, except for any defective product that may be returned under our standard product warranty. Product sales to distribution customers that are subject to certain rights of return, stock rotation privileges and price protections, contain a component of “variable consideration.” Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products and is generally based upon a negotiated fixed price and is net of estimates for variable considerations.
For performance obligations related to warranty and customer services, such as extended product warranties, the Company transfers control and recognizes revenue on a time-elapsed basis. The performance obligations are satisfied as services are rendered typically on a stand-ready basis over the contract term, which is generally 12 months.
In limited circumstances where a customer is unable to accept shipment and requests products be delivered to, and stored on, the Company’s premises, also known as a “bill-and-hold” arrangement, revenue is recognized when: (i) the customer has requested delayed delivery and storage of the products, (ii) the goods are segregated from the inventory, (iii) the product is complete, ready for shipment and physical transfer to the customer, and (iv) the Company does not have the ability to use the product or direct it to another customer.
The Company also enters into revenue arrangements that may consist of multiple performance obligations of its product and service offerings such as for sales of hardware devices and extended warranty services. The Company allocates contract fees to the performance obligations on a relative stand-alone selling price basis. The Company determines the stand-alone selling price based on its normal pricing and discounting practices for the specific product and/or service when sold separately. When the Company is unable to establish the individual stand-alone price for all elements in an arrangement by reference to sold separately instances, the Company may estimate the stand-alone selling price of each performance obligation using a cost plus a margin approach, by reference to third party evidence of selling price, based on the Company’s actual historical selling prices of similar items, or based on a combination of the aforementioned methodologies; whichever management believes provides the most reliable estimate of stand-alone selling price.
Warranty and Extended Warranty
The Company records a provision for standard warranties provided with all products. If future actual costs to repair were to differ significantly from estimates, the impact of these unforeseen costs or cost reductions would be recorded in subsequent periods.
Separately priced extended on-site warranties and service contracts are offered for sale to customers on all product lines. The Company contracts with third party service providers to provide service relating to on-site warranties and service contracts. Extended warranty and service contract revenue and amounts paid in advance to outside service organizations are deferred and recognized as service revenue and cost of service, respectively, over the period of the service agreement. The Company will typically apply the practical expedient to agreements wherein the period between transfer of any good or service in the contract and when the customer pays for that good or service is one year or less. Advanced payments for long-term maintenance and warranty contracts do not give rise to a significant financing component. Rather, such payments are required by the Company primarily for reasons other than the provision of finance to the entity.

Research and Development Costs
Research and development expenses include payroll, employee benefits, share-based compensation expense, and other headcount-related expenses associated with product development. Research and development expenses also include third-party development and programming costs.
Comprehensive Income (Loss)
Comprehensive income (loss) and its components encompass all changes in equity other than those arising from transactions with shareholders, including net loss and foreign currency translation adjustments, and is disclosed in a separate condensed consolidated statement of comprehensive loss.
Share-based Compensation
We account for share-based awards, and similar equity instruments, granted to employees, non-employee directors, and consultants under the fair value method. Share-based compensation award types include stock options and restricted stock. We use the Black-Scholes option pricing model to estimate the fair value of option awards on the measurement date, which generally is the date of grant. The expense is recognized over the requisite service period (usually the vesting period) for the estimated number of instruments for which service is expected to be rendered. The fair value of restricted stock units (“RSUs”) is estimated based on the market value of the Company’s common shares on the date of grant. The fair value of options granted to non-employees is estimated at the measurement date, which generally is the date of grant, using the Black-Scholes option pricing model.
Share-based compensation expense for options with graded vesting is recognized pursuant to an accelerated method. Share-based compensation expense for RSUs is recognized over the vesting period using the straight-line method. Share-based compensation expense for an award with performance conditions is recognized when the achievement of such performance conditions are determined to be probable. If the outcome of such performance condition is not determined to be probable or is not met, no compensation expense is recognized and any previously recognized compensation expense is reversed. Forfeitures are recognized in share-based compensation expense as they occur.
We have not recognized, and do not expect to recognize in the near future, any tax benefit related to share-based compensation cost as a result of the full valuation allowance of our net deferred tax assets and its net operating loss carryforward.
Recently Issued Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) that are adopted by the Company as of the specified effective date. If not discussed, the Company believes that the impact of recently issued standards will not have a material impact on the Company’s consolidated financial statements upon adoption.
3. Note Receivable
On September 14, 2020, the Company entered into a Senior Secured Convertible Promissory Note with Rainmaker (the “Rainmaker Note”), pursuant to which the Company loaned Rainmaker the principal amount of $3.1 million. The Rainmaker Note is secured as a registered lien under the Uniform Commercial Code and the Personal Property Security Act (Ontario) against the assets of Rainmaker and bears interest at the rate of 10% per annum. The principal and interest accrue monthly and are due and payable in full on September 14, 2023.

4. Certain Balance Sheet Items
The following table summarizes inventories (in thousands):

	March 31, 2021	December 31, 2020
Raw materials	$114	$119
Work in process	158	167
Finished goods	259	272
	$531	$558
The following table summarizes other current assets (in thousands):

	March 31, 2021	December 31, 2020
Prepaid services	$201	$421
Prepaid insurance	154	158
Transition service agreement	54	115
Deferred cost - service contracts	89	99
Other	27	14
	$525	$807
The following table summarizes other assets (in thousands):

	March 31, 2021	December 31, 2020
Prepaid insurance and services	$352	$385
Deferred cost – service contracts	36	56
Other	12	2
	$400	$443

5. Intangible Assets
The following table summarizes intangible assets, net (in thousands):

	March 31, 2021	December 31, 2020
Developed technology	$13,117	$13,117
Supplier agreement	1,560	1,560
Channel partner relationships	730	730
Capitalized development costs(1)	3,140	3,116
Customer relationships	380	380
	18,927	18,903
Accumulated amortization:
Developed technology	(13,117)	(13,117)
Supplier agreement	(69)	(43)
Channel partner relationships	(507)	(477)
Capitalized development costs(1)	(2,632)	(2,518)
Customer relationships	(344)	(340)
	(16,669)	(16,495)
Total finite-lived assets, net	2,258	2,408
Indefinite-lived intangible assets - trade names	200	200
Total intangible assets, net	$2,458	$2,608
________________
(1)    Includes the impact of foreign currency exchange rate fluctuations.
Amortization expense of intangible assets was $154,000 and $246,000 during the three months ended March 31, 2021 and 2020, respectively. Estimated amortization expense for intangible assets is expected to be approximately $464,000 for the remainder of 2021 and $461,000, $127,000, $105,000, $104,000, and $104,000 in fiscal 2022, 2023, 2024, 2025 and 2026, respectively.
Supplier Agreement Acquisition
On August 3, 2020, Dale Allan Peters (“Peters”), as the beneficial shareholder of 101250 Investments Ltd. (“101 Invest”), a company existing under the laws of the Turks & Caicos Islands and a water partner of Rainmaker, entered into a Share Purchase Agreement (the “101 Invest Purchase Agreement”) with the Company. As a result of the 101 Invest Purchase Agreement, 101 Invest is a wholly-owned subsidiary of the Company. Under the terms of the 101 Invest Purchase Agreement, the Company issued 480,000 common shares at $3.25 per share to Greenfield Investments Ltd. for a purchase price of $1,560,000. The common shares contain a legend, either statutory or contractual, which restricted the resale of the common shares for a period of six-months and one day from the closing date. 101 Invest has exclusive rights to deliver the Rainmaker water solution to three Turks and Caicos island communities - Plantation Hills, Blue Sky and Village Estates. The Company completed this transaction to assist in opportunities in the WaaS segment.

6.Investment in Affiliate
In November 2018, in connection with the divestiture of Overland Storage, Inc. (“Overland”), the Company received 1,879,699 Silicon Valley Technology Partners (“SVTP”) Preferred Shares representing 19.9% of the outstanding shares of capital stock of SVTP with a fair value of $2.1 million. The fair value of this investment was estimated using discounted cash flows and consideration of the Exchange Agreement described below. The Company concluded it does not have a significant influence over the investee. There were no known identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment at March 31, 2021.
7.Debt
On February 3, 2021, the Company received loan proceeds in the amount of $447,400 (the “PPP Funds”) and entered into a loan agreement with Citizens National Bank of Texas pursuant to the CARES Act. The amount borrowed by the Company under the CARES Act is eligible to be forgiven provided that (a) the Company uses the PPP Funds during the eight to twenty-four week period after receipt thereof, and (b) the PPP Funds are only used to cover payroll costs (including benefits), and other allowed expenses. The amount of loan forgiveness will be reduced if, among other reasons, the Company does not maintain staffing or payroll levels. Principal and interest payments on any unforgiven portion of the PPP Loan will be deferred for 16-months, accrue interest at a fixed annual rate of 1.0% and carry a five-year maturity date. There is no prepayment penalty on the CARES Act Loan.
On August 27, 2020, the Company entered into a settlement agreement with O’Melveny & Myers LLP (“OMM”) pursuant to which the Company issued to OMM a secured promissory note (the “OMM Note”) in the aggregate principal amount of $1.1 million in satisfaction of certain accounts payable owed to OMM. On April 2, 2021, the Company and OMM entered into a Fee Agreement stating the OMM Note maturity date was extended to the earlier of (i) June 24, 2021, and (ii) the date that is five days following the first closing by the Company of its issuance and sale of debt or equity securities in a public offering or private placement transaction (such earlier date, the “Extension Date”). An extension fee in the amount of $118,000 is payable on or before the Extension Date and is included in accrued liabilities at March 31, 2021. If the OMM Note is not paid in full, including the extension fee, on the Extension Date an additional fee of $472,000 is due and payable on demand. The OMM Note bears interest at 1.68%. The Company may prepay any amounts outstanding under the OMM Note at any time. The Company’s obligations pursuant to the OMM Note are secured by substantially all of the Company’s assets. At March 31, 2021, the Company had $1.1 million outstanding on the OMM Note.
On July 28, 2020, the Company entered into a Securities Purchase Agreement with Oasis Capital, LLC (“Oasis”), a related party of the Company, pursuant to which the Company received $500,000 and issued to Oasis (i) an 8.0% original issue discount promissory note payable with aggregate principal amount of $615,000 (“Oasis Promissory Note”), and (ii) 90,000 common shares of the Company at $3.37 per share. Torrington, a related party, earned a fee of $40,000 for facilitating the transaction. The Oasis Promissory Note was due on January 28, 2021. On March 10, 2021, the Company and Oasis entered into an Exchange Agreement under which Oasis surrendered the Oasis Promissory Note dated July 28, 2020 in exchange for a new Convertible Promissory Note issued to Oasis with (i) a principal amount of $796,159, (ii) interest rate of 8.0% per annum, (iii) a 12 month maturity date, and (iv) convertible into common shares of the Company (the “Conversion Shares”). The conversion price is 90% of the lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading day period ending and including the trading day immediately preceding the delivery of the notice of conversion. The issuance of the Conversion Shares is subject to regulatory and NASDAQ approvals. For the three months ended March 31, 2021, the Company incurred $241,000 for penalty fees for the defaults on the Oasis Promissory Note which is included in related party interest expense. At March 31, 2021, the Company had $800,000 outstanding on the Oasis Convertible Promissory Note.
On April 15, 2021, the Company converted $709,000 of convertible debt under the Oasis Convertible Promissory Note dated March 10, 2021 and issued 394,545 common shares of the Company to Oasis.

On April 9, 2020, the Company received PPP Funds in the amount of $667,400 and entered into a loan agreement with Citizens National Bank of Texas pursuant to the CARES Act. The CARES Act was established in order to enable small businesses to pay employees during the economic slowdown caused by COVID-19 by providing forgivable loans to qualifying businesses for up to 2.5 times their average monthly payroll costs. The amount borrowed by the Company under the CARES Act is eligible to be forgiven provided that (a) the Company uses the PPP Funds during the eight week period after receipt thereof, and (b) the PPP Funds are only used to cover payroll costs (including benefits), rent, mortgage interest, and utility costs. The amount of loan forgiveness will be reduced if, among other reasons, the Company does not maintain staffing or payroll levels. Principal and interest payments on any unforgiven portion of the PPP Funds (the “PPP Loan”) will be deferred for six months and will accrue interest at a fixed annual rate of 1.0% and carry a two year maturity date. There is no prepayment penalty on the CARES Act Loan.
On October 5, 2020, the Company submitted the PPP Loan forgiveness application, which is pending approval by the Lender. In accordance with the terms and conditions of the Flexibility Act, the Lender has 60 days from receipt of the completed application to issue a decision to the Small Business Administration (“SBA”). If the Lender determines that the borrower is entitled to forgiveness of some or all of the amount applied for under the statue and applicable regulations, the Lender must request payment from the SBA at the time the Lender issues its decision to the SBA. The SBA will, subject to any SBA review of the loan or loan application, remit the appropriate forgiveness amount to the Lender, plus any interest accrued through the date of payment, not later than 90 days after the Lender issues its decision to the SBA. Although the Company believes it is probable that the PPP Loan will be forgiven, the Company cannot currently provide any objective assurance that it will obtain forgiveness in whole or in part.
Convertible Debt and Warrants
On February 13, 2020, the Company entered into a business advisory agreement with Torrington Financial Services Ltd (“Torrington”), a financial adviser to the Company. As a result of the March 23, 2020 transaction, Torrington and its entity under common control, Lallande Poydras Investment Partnership (“Lallande”), both participated in the below offering and were classified as a related party of the Company.
On March 23, 2020, the Company entered into subscription agreements by and among the Company and the investors party thereto, including Torrington and Lallande, for the purchase and sale of 725 units (collectively, the “Units” and individually, a “Unit”) for aggregate gross proceeds of $725,000 with each Unit consisting of (a) a 6.0% convertible debenture in the principal amount of $1,000, which is convertible at $0.6495 per share into 1,540 common shares of the Company, and (b) a warrant to purchase 1,540 common shares of the Company exercisable at any time on or before the third year anniversary date at an exercise price of $0.60 per share. The warrant includes a provision restricting the warrant holder from exercising it if the aggregate number of common shares held by the warrant holder equals or exceeds 5.0% of the issued and outstanding shares of the Company, calculated on a partially converted basis (i.e., assuming the conversion of all rights to receive common shares of the Company held by the warrant holder). All values were assigned to the debts and no value was assigned to the equity component. Torrington and Lallande participated in the offering and in the aggregate purchased 200 units, as well as for compensation for Torrington’s services, the Company issued to Torrington convertible debentures equal to $58,000 and convertible into 89,320 common shares and a warrant for the purchase of 89,320 shares, with other terms substantially the same as the investors. The Company received cash proceeds of $575,000 from the offering, and a participant of the offering paid on the Company’s behalf $150,000 directly to a business advisor for a prepayment of future services to the Company. The Company used the remaining proceeds from the offering for general corporate and working capital purposes. At March 31, 2021 and December 2020, the Company had no outstanding convertible debt related to the March 23, 2020 subscription agreement.

Line of credit
The Company has a line of credit agreement with a bank with a maximum borrowing limit, effective July 2, 2019, of $500,000. Borrowings under this agreement bear interest at a rate of 6.5% per annum. The line of credit expires on August 31, 2021. Borrowings under the line of credit are secured by the inventory and accounts receivable balances of the Company. At March 31, 2021, the outstanding balance was nil.
The line of credit agreement also contains customary insurance requirements, limits on cross collateralization and events of default, including, among other things, failure to make payments, insolvency or bankruptcy, business termination, merger or consolidation or acquisition without written consent, a material impairment in the perfection or priority of the Lender’s lien in the collateral or in the value of such collateral, or material adverse change to the business that would impair the loan.
8.Fair Value Measurements
The authoritative guidance for fair value measurements establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Assets and Liabilities that are Measured at Fair Value on a Recurring Basis
The Company’s financial instruments include cash equivalents, accounts receivable, note receivable, accounts payable, accrued liabilities, line of credit, debt, related party debt and preferred shares. Fair value estimates of these instruments are made at a specific point in time, based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The carrying amount of cash equivalents, accounts receivable, note receivable, accounts payable and accrued liabilities are generally considered to be representative of their respective fair values because of the short-term nature of those instruments. The carrying value of debt and related party debt approximates its fair value as the borrowing rates are substantially comparable to rates available for loans with similar terms. The Company estimates the fair value of the preferred shares utilizing Level 2 inputs, including market yields for similar instruments.
The following table provides information by level for liabilities that are measured at fair value using significant unobservable inputs (Level 3) (in thousands):

Warrant Liability
Liability at January 1, 2021	$89
Reclassification to equity	(46)
Liability at March 31, 2021	$43
Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis
The Company's non-financial assets such as investment in affiliate, goodwill, and intangible assets are recorded at fair value when an impairment is recognized or at the time acquired in a business combination.

9.Preferred Shares
Series E Preferred Shares
On September 17, 2020, the Company filed articles of amendment to create a fifth series of preferred shares, being, an unlimited number of Series E Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. The shareholder of the Series E Preferred Shares, may, at any time, convert all or any Series E Preferred Shares provided that the common shares issuable upon such conversion, together with all other common shares of the Company held by the shareholder in the aggregate, would not cause such shareholder’s ownership of the Company’s common shares to exceed 4.99% of the total number of outstanding common shares of the Company. This amount may be increased to 9.99% with 61 days’ notice to the Company.
Each Series E Preferred Share has a stated value of $1,000 and is convertible into the Company’s common shares at a conversion price equal to the lower of (i) 70% of the average of the three lowest VWAPs of the common stock during the ten trading days immediately preceding, but not including, the conversion date and (ii) $2.00; however, in no event shall the conversion price be lower than $1.00 per share. The Series E Preferred Shares are non-voting and pay dividends at a rate of 8.0% per annum, payable quarterly.
On September 14, 2020, the Company entered into a Securities Purchase Agreement (“Westworld SPA”) with Westworld Financial Capital, LLC (“Westworld”) relating to the issuance and sale to the investor of 3,000 shares of the Company’s subsequently established Series E Convertible Preferred Shares in a private placement transaction for net proceeds of $2.7 million. The Company paid a related party a business advisory fee of $240,000 related to this transaction.
On March 9, 2021, the Company and Westworld entered into an Amendment to the Westworld SPA and on March 23, 2021 the Company issued 250,000 common shares of the Company with a fair value of $653,000 to Westworld for the Company’s failure to file a timely registration statement required under the Westworld SPA. Such expense is included in other (expense) income, net on the consolidated statement of operations. In addition, 300 Series E Preferred Shares were converted and the Company and issued 197,798 common shares of the Company to Westworld.
Subsequent to March 31, 2021, the Company has issued 759,620 common shares of the Company for the conversion of 1,050 Series E Preferred Shares. On April 8, 2021, the Company was in default for failure to file a timely registration statement for the shares issued on March 9, 2021. As stated in the Amendment to the Westworld SPA, the Company incurs a penalty equal to 24.0% per annum on the fair value of $653,000 for the additional 250,000 common shares issued until there is a registration statement filed.
Series D Preferred Shares
On May 6, 2020, the Company filed articles of amendment to create a fourth series of preferred shares, being, an unlimited number of Series D Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. The Series D Preferred Shares are convertible into our common shares, at a conversion price equal to $0.65, subject to certain anti-dilution adjustments. Each shareholder of the Series D Preferred Shares, may, at any time, convert all or any part of the Series D Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 4.99% of the total number of outstanding common shares of the Company. This amount may be increased to 9.99% with 61 days’ notice to the Company.

On April 30, 2020, the Company entered into a Securities Purchase Agreement with two investors relating to the issuance and sale, in the aggregate, of 1,694,000 shares of the Company's subsequently established Series D Convertible Preferred Shares, no par value and warrants to purchase up to 1,694,000 common shares of the Company in a private placement transaction, in exchange for the assignment to the Company by the investors of certain convertible promissory notes receivable held by the investors in an aggregate amount of $1.1 million. Subject to certain limitations, the warrants are exercisable at an exercise price equal to $0.92 per common share, subject to adjustments as provided under the terms of the warrants, and are exercisable for a five year period. The warrants include a provision restricting the warrant holder from exercising it if the aggregate number of common shares held by the warrant holder equals or exceeds 5.0% of the issued and outstanding shares of the Company, calculated on a partially converted basis (assuming the conversion of all rights to receive common shares of the Company held by the warrant holder). The Series D Preferred Shares are convertible at the option of the holder, subject to certain conditions.
During the three months ended March 31, 2021, the Company converted 895,000 shares of the Series D Preferred Shares and issued 895,000 common shares of the Company.
Series C Preferred Shares
On October 30, 2019, the directors of the Company passed a resolution authorizing the filing of articles of amendment to create a third series of preferred shares, being, an unlimited number of Series C Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. On November 6, 2019, the Company filed the Articles of Amendment to create the Series C Preferred Shares. Pursuant to the articles of amendment governing the rights and preferences of outstanding shares of Series C Preferred Shares, each preferred share, subject to prior shareholder approval, are convertible into our common shares, at a conversion rate in effect on the date of conversion. Overland, a related party and the sole shareholder of the Series C Preferred Shares, agreed that it would not exercise its conversion right with respect to its Series C Preferred Shares until the earlier of (i) October 31, 2020 and (ii) such time that we file for bankruptcy or an involuntary petition for bankruptcy is filed against us (unless such petition is dismissed or discharged within 30 days).
On October 31, 2020, the Company received notification requesting conversion of the Series C Preferred Shares held by Overland. On March 3, 2021, the Company converted 1,600,000 Series C Preferred Shares and issued two investors in the aggregate 1,440,000 common shares; (i) SBC Investments Ltd. (“SBC”) was issued 720,000 common shares, which Kathryn Fell is sole owner of SBC and has voting power over these common shares; and (ii) Tyrell Global Acquisitions Inc. (“Tyrell”) was issued 720,000 common shares, which Gordon McWilliams is sole owner of Tyrell and has voting power over these common shares. At March 31, 2021, there are no outstanding Series C Preferred Shares.
Series B Preferred Shares
In July 2019, the Company filed articles of amendment to create a second series of preferred shares, being, an unlimited number of Series B Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. In July 2019, following the filing of the Articles of Amendment to create the Series B Preferred Shares, the Company entered into a share exchange agreement with FBC Holdings to exchange 6,500,000 Series A Preferred Shares held by FBC Holdings for 6,500,000 Series B Preferred Shares. Pursuant to the terms of a waiver agreement entered into by FBC Holdings and the Company on April 8, 2021, FBC Holdings has irrevocably and unconditionally waived its ability, upon providing the Company with at least 61 days' prior written notice, to increase or decrease the maximum percentage from the 9.99% threshold provided for in the Company's articles of amendment governing the rights and preferences of outstanding shares of Series B Preferred Shares unless FBC Holdings obtains the Company's prior written consent.
The Series B Preferred Shares (i) are convertible into the Company’s common shares, subject to prior shareholder approval, at a conversion rate equal to $1.00 per share, plus accrued and unpaid dividends, divided by an amount equal to 0.85 multiplied by a 15-day volume weighted average price per common share prior to the date the conversion notice is provided (the “Conversion Rate”), subject to a conversion price floor of $0.80, (ii) after November 13, 2020, fixed, preferential, cumulative cash dividends at the rate of 8.0% of the Series B Preferred Shares subscription price per year, and (iii) carry a liquidation preference equal to the subscription price per Series B Preferred Share plus any accrued and unpaid dividends.

As of March 31, 2021 and December 31, 2020, accrued liabilities included $206,000 and $71,000, respectively, for related party preferred shares dividends. For the three months ended March 31, 2021 and 2020, there was related party interest expense of $135,000 and $0, respectively, related to preferred shares dividends.
Management has determined that the conversion terms of the Series B Preferred Shares, Series D Preferred Shares and Series E Preferred Shares do not cause the preferred shares to be treated as liability instruments, and accordingly such preferred shares are presented as equity instruments.
10. Share Capital
On June 1, 2020, the Company entered into a consulting agreement with GROUPE PARAMEUS CORP (“GROUPE P”) to provide consulting services for one year to the Company in the area of corporate finance, investor communications and financial and investor public relations. As compensation for GROUPE P’s services to be provided pursuant to the consulting agreement, in addition to a prepayment of $150,000 in cash, the Company granted 100,000 restricted stock awards, 100,000 common shares of the Company pursuant to the terms of Regulation D under the Securities Act of 1933, and a non-qualified stock option for the purchase of 50,000 common shares at an exercise price of $2.52 per share with a vest period over six months. On June 16, 2020, the Company issued 200,000 common shares to GROUPE P with a fair value of $504,000.
In May 2020, the Company entered into an equity purchase agreement and registration rights agreement with Oasis to purchase from the Company up to $11.0 million worth of common shares of the Company. Under the purchase agreement, the Company has the right to sell up to $11.0 million of its common shares to Oasis over a 36-month period. The Company will control the timing and amount of any sales to Oasis, and Oasis is obligated to make purchases in accordance with the purchase agreement, upon certain terms and conditions being met. The purchase agreement, which contains a floor price of $1.74 per common share, as amended on January 4, 2021, allows the Company to fund its needs in a more expedient and cost-effective manner, on the pricing terms set forth in the purchase agreement. The equity line is designed to provide capital to the Company as it is required. During the three months ended March 31, 2021, the Company issued 235,000 common shares to Oasis for gross proceeds of $552,000 under the terms and conditions of the equity purchase agreement. At March 31, 2021, the Company has issued from inception to date, in the aggregate, $1.1 million worth of common shares of the Company under the equity purchase agreement.
In April 2021, the Company issued an additional 395,000 common shares to Oasis for gross proceeds of $792,000 under the terms and conditions of the Oasis equity purchase agreement.
In August 2019, the Company entered into a purchase agreement for a private placement and issued 175,765 common shares at a purchase price of $1.29 per share for gross proceeds of $325,000. The remaining 76,058 common shares are pending issuance due to the Company not receiving the information necessary to issue the common shares. The Company used the proceeds from the offering for general corporate and working capital purposes.
Warrants
At March 31, 2021, the Company had the following outstanding warrants to purchase common shares:

Date issued	Contractual life (years)	Exercise price	Number outstanding	Expiration
August 2017	5	$42.00	37,500	August 11, 2022
August 2017	5	$42.00	11,876	August 16, 2022
August 2017	5	$42.00	25,625	August 22, 2022
April 2018	5	$5.60	111,563	April 17, 2023
March 2020	3	$0.60	262,000	March 23, 2023
April 2020	5	$0.92	1,594,000	April 30, 2025
			2,042,564

11.Equity Incentive Plans
Restricted Stock Awards
During the three months ended March 31, 2021 and 2020, the Company granted restricted stock awards (“RSA”) in lieu of cash payment for services performed. The estimated fair value of the RSAs was based on the market value of the Company’s common shares on the date of grant. During the three months ended March 31, 2021 and 2020, the Company granted RSAs of 101,880 and 146,300, respectively, with a fair value of $279,000 and $130,000, respectively.
Share-Based Compensation Expense
The Company recorded the following compensation expense related to its share-based compensation awards:

	Three Months Ended March 31,
	2021	2020
Sales and marketing	$—	$2,014
Research and development	—	2,532
Total share-based compensation expense	$—	$4,546
As of March 31, 2021, there was no unrecognized compensation expense related to equity-based compensation awards.
12.Net Loss per Share
Basic net loss per share is computed by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the period. Preferred shares, outstanding common share purchase warrants, outstanding options and convertible debt are considered common stock equivalents and are only included in the calculation of diluted earnings per common share when net income is reported and their effect is dilutive.
Anti-dilutive common share equivalents excluded from the computation of diluted net loss per share were as follows:

	Three Months Ended March 31,
	2021	2020
Preferred shares issued and outstanding	6,860,478	8,443,778
Common share purchase warrants	2,042,564	1,141,382
Options outstanding	101,175	1,175
Convertible debt	—	1,116,500

13.Related Party Transactions
In October 2019, the Company entered into a conversion agreement by and among the Company, HVE and Overland under which Overland agreed to convert the following debt, accrued payables and prepayment of future goods and services into 1,600,000 Series C Preferred Shares of the Company valued at $1.00 per share: (i) principal and accrued interest of $520,000 under the Secured Promissory Note dated November 13, 2018 by and among the Company, HVE and Overland; (ii) accrued fees of $632,000 under the Transition Service Agreement (“TSA”) dated November 13, 2018 and as modified, by and among the Company and Overland; and (iii) prepayment of $448,000 for future goods and services under the TSA. As of March 31, 2021 and December 31, 2020, other current assets included $54,000 and $115,000, respectively, for prepayment of services under the TSA.
In November 2018, the Company entered into a TSA to facilitate an orderly transition process for the divestiture of Overland. Net expense incurred by the Company related to such agreement was approximately $61,000 and $172,000 during the three months ended March 31, 2021 and 2020, respectively.
As of March 31, 2021 and December 31, 2020, accrued liabilities included $40,000 and $247,000, respectively, for business advisory service fees.
14.Commitments and Contingencies
Letters of credit
During the ordinary course of business, the Company provides standby letters of credit to third parties as required for certain transactions initiated by the Company. As of March 31, 2021, the Company had no outstanding standby letters of credit.
Warranty and Extended Warranty
The Company had $126,000 and $154,000 in deferred costs included in other current and non-current assets related to deferred service revenue at March 31, 2021 and December 31, 2020, respectively. Changes in the liability for product warranty and deferred revenue associated with extended warranties and service contracts were as follows (in thousands):

Deferred Revenue
Liability at January 1, 2021	$739
Settlements made during the period	(234)
Change in liability for warranties issued during the period	215
Change in liability for pre-existing warranties	—
Liability at March 31, 2021	$720
Current liability	506
Non-current liability	214
Liability at March 31, 2021	$720

Litigation
The Company is, from time to time, subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of such pending proceedings will not have a material effect on the Company’s results of operations, financial position or cash flows.
In January 2018, Mr. Vito Lupis filed a statement of claim in the Ontario Court of Justice alleging, among other things, breach of contracts, deceit and negligence against Mr. Giovanni J. Morelli, a former officer of the Company, and vicarious liability against the Company, in connection with stock purchase agreements and other related agreements that would have been entered into between Mr. Lupis and the Company in 2012. In March 2019, the Company and Mr. Lupis entered into a settlement agreement pursuant to which the Company has agreed to pay Mr. Lupis certain consideration, which is included in general and administrative expense, in exchange for a dismissal of the action. In March 2021, the Company paid the outstanding balance for a release of all claims.
In April 2015, we filed a proof of claim in connection with bankruptcy proceedings of V3 Systems, Inc. (“V3”) based on breaches by V3 of the Asset Purchase Agreement entered into between V3 and the Company dated February 11, 2014 (the “APA”). On October 6, 2015, UD Dissolution Liquidating Trust (“UD Trust”), post-confirmation liquidating trust established by V3’s plan of liquidation, filed a complaint against us and certain of our current and former directors in the U.S. Bankruptcy Court for the District of Utah Central Division objecting to our proof of claim and asserting claims for affirmative relief against us and our directors. This complaint alleges, among other things, that Sphere 3D breached the APA and engaged in certain other actions and/or omissions that caused V3 to be unable to timely sell the Sphere 3D common shares received by V3 pursuant to the APA. The UD Trust seeks, among other things, monetary damages for the loss of the potential earn-out consideration, the value of the common shares held back by us pursuant to the APA and costs and fees.
In March 2018, UD Trust filed a complaint in U.S. District Court for the Northern District of California (“California Complaint”) asserting that two transactions involving the Company constitute fraudulent transfers under federal and state law. First, UD Trust alleges that the consolidation of the Company’s and its subsidiaries’ indebtedness to the Cyrus Group into a debenture between FBC Holdings and the Company in December 2014 constitutes a fraudulent transfer. Second, UD Trust alleges that the Share Purchase Agreement constitutes a fraudulent transfer, and seeks to require that the proceeds of the transaction be placed in escrow until the V3 litigation is resolved. The California Complaint also asserts a claim against the Company’s former CEO for breach of fiduciary duty, and a claim against the Cyrus Group for aiding and abetting breach of fiduciary duty. On July 25, 2018, we filed a motion seeking to dismiss all of the claims asserted against the Company and its former CEO. On the same day, the Cyrus Group filed a motion seeking to dismiss all claims asserted against the Cyrus Group. The UD Trust voluntarily dismissed this case without prejudice on February 5, 2020.
In October 2019, UD Trust filed an amended complaint in the Delaware Bankruptcy Court. The amended complaint includes all of the claims and parties in the original complaint first filed in October 2015 in the Utah Bankruptcy Court as well as the claims and additional parties in the California Complaint. We continue to believe this lawsuit to be without merit and intend to vigorously defend against the action. In February 2020, we filed a renewed motion seeking to dismiss the majority of the claims asserted by the UD Trust in the amended complaint. On that same day, we also filed a counterclaim against the UD Trust in which we allege that V3 breached numerous provisions of the APA. The Company’s current and former officers and directors that were named as defendants in the amended complaint as well as the Cyrus Group all filed motions seeking to dismiss all claims that the UD Trust alleged against them. In March 2021, the Delaware Bankruptcy Court issued a Memorandum Opinion in which it for the most part denied the defendants’ motions.

15.Subsequent Events
On April 27, 2021, the Company issued 150,000 common shares of the Company with a fair value of $297,000 under a professional services agreement dated April 19, 2021.
On May 6, 2021, the Company issued 20,000 common shares of the Company with a fair value of $31,600 under a professional services agreement dated April 7, 2021.